SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo) NYSE (New York)	AMBV4 – Preferred AMBV3 – Common ABV – Preferred ABVc – Common

NOTICE REGARDING WARRANTS

RECENT EVENTS RELATED TO CERTAIN DEMANDS REGARDING WARRANTS ISSUED BY COMPANHIA CERVEJARIA BRAHMA

São Paulo, February 3, 2005 – Companhia de Bebidas das Américas – AmBev informs its shareholders of recent events related to certain demands regarding warrants issued by Companhia Cervejaria Brahma in 1996, which were later replaced by warrants issued by AmBev.

Such demands refer to the warrants’ strike price, which AmBev understands to be equivalent to R$915.95 per thousand common shares and R$909.77 per thousand preferred shares. Those prices have been calculated according to the criteria defined by two decisions of the Colegiado da Comissão de Valores Mobiliários – CVM (the Board of the Brazilian Securities Exchange Commission). Nevertheless, some warrant holders initiated a dispute on the São Paulo and Rio de Janeiro Courts, contesting the proposed prices. They argue that the definition of the strike price should take into consideration the effect of the price of shares issued by AmBev under its executives and employees Stock Ownership Plan. Those disputes are disclosed in AmBev’s quarterly information reports for the three-month period ended March 31, 2003 and June 30, 2003, as well as in the Company’s financial statements for the fiscal year ended December 31, 2003.

Until now, four decisions have been issued in Lower Courts in favor of AmBev, in line with CVM’s decision, rejecting the strike price proposed by the holders. Three of these decisions were issued in Rio de Janeiro and one in São Paulo (they relate to warrants representing the subscription rights of 19.1 million common shares and 560.1 million preferred shares). AmBev presented counterclaims in the Courts of Rio de Janeiro requiring that the holders involved in those demands exercise the subscription rights at the prices disclosed by AmBev in relevant notes published in March 03, 2003 and April 22, 2003, in the amount equivalent to R$915.95 per thousand common shares and R$909.77 per thousand preferred shares. Such counterclaims were accepted by the Courts and there is not a superior Court decision until now.

Recently, AmBev learned that a Lower Court of São Paulo presented a decision accepting the claim of three other warrant holders (which have the right to subscribe 7.2 million common shares and 540.2 million preferred shares). The strike price will be defined after the decision is liquidated. AmBev has not yet been officially informed of this decision and, as soon as an official notice is issued, the Company will appeal, confident that CMV’s ruling and the above mentioned favorable decisions will prevail.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.